UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Changli WANG
Changli WANG
Chief Executive Officer

Date: August 12, 2022

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated August 12, 2022